September 11, 2019

Atsushi Maki
Chief Executive Officer
Amanasu Techno Holdings Corporation
224 Fifth Avenue, Suite D144
New York, New York 10022

       Re: Amanasu Techno Holdings Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-31261

Dear Mr. Maki:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Exhibit 31.2, page 1

1. We note that Mr. Maki signed the certification in the capacity of Principal Accounting
      Officer. Please amend your form 10-K to include the Section 302 certification signed by
      Mr. Maki in the role of Principal Executive Officer as well. In addition, please revise the reference in item 4 of the certification from "Exchange Act Rules 13a and 15(f)" to
      "Exchange Act Rules 13a-15(f)."
Exhibits 32.1 and 32.2, page 1

2. We note that your Section 906 certifications reference the annual report of Tel-Instrument
      Electronics Corp. Please amend your Form 10-K so that these certifications reference the annual report of Amanasu Techno Holdings Corporation.

       In closing, we remind you that the company and its management are responsible for the
 Atsushi Maki
Amanasu Techno Holdings Corporation
September 11, 2019
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-
3379 with any questions.



FirstName LastNameAtsushi Maki                            Sincerely,
Comapany NameAmanasu Techno Holdings Corporation
                                                          Division of
Corporation Finance
September 11, 2019 Page 2                                 Office of
Transportation and Leisure
FirstName LastName